[PGS LOGO]                                                          NEWS RELEASE
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FOR DETAILS, CONTACT:
                                                           FOR IMMEDIATE RELEASE
Sam R. Morrow                                                   OCTOBER 21, 2003
Svein T. Knudsen
Phone:  +47-67-52-6400
Suzanne M. McLeod
Phone:  +1 281-589-7935


                            BANKRUPTCY COURT CONFIRMS
                             PGS RESTRUCTURING PLAN

OCTOBER 21, 2003: OSLO, NORWAY; HOUSTON, TEXAS - Petroleum Geo-Services ASA (debtor in possession) ("PGS" or the "Company") (OSE: PGS; OTC: PGOGY) announced today that the U.S. Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court") confirmed the Company's Modified First Amended Plan of Reorganization (as so modified, the "Plan"). The Company expects to consummate the Plan and emerge from Chapter 11 in early November. Under the Plan, the Company's existing bank debt and outstanding senior notes will be cancelled in exchange for a combination of new senior notes, new ordinary shares, cash and possibly interests in a new term loan facility. The Company's outstanding junior subordinated debentures and existing ordinary shares will be cancelled in exchange for new ordinary shares. Additionally, the rights offering contemplated under the Plan, which will allow holders of existing ordinary shares the right to purchase additional new ordinary shares of the reorganized Company, is expected to commence on October 22, 2003. Holders of existing ordinary shares must hold their ordinary shares through the effective date (now expected to be November 5, 2003) of the Plan to be eligible to exercise their rights under the rights offering.

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     Petroleum Geo-Services is a technologically focused oilfield service company principally involved in geophysical and floating production services. PGS provides a broad range of seismic- and reservoir services, including acquisition, processing, interpretation, and field evaluation. PGS owns and operates four floating production, storage and offloading units (FPSO's). PGS operates on a worldwide basis with headquarters in Oslo, Norway. For more information on Petroleum Geo-Services visit www.pgs.com.

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     The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on various assumptions made by the Company which are beyond its control. Such forward-looking statements are also subject to the risk that the Plan described above may not be consummated and certain additional risks and uncertainties as disclosed by the Company in its filings with the Securities and Exchange Commission. As a result of these factors, actual events may differ materially from those indicated in or implied by such forward-looking statements.

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     This announcement does not constitute an offer of any securities for sale.
Any securities issuable under the Plan have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration under such act or an applicable exemption from registration requirements.


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